INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 18, 2025

Ms. Mindy Rotter, Esq., CPA

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-287934)

Dear Ms. Rotter and Ms. Im-Tang:

This letter summarizes the comments provided to me by Ms. Rotter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on July 1, 2025, and by Ms. Im-Tang of the Staff of the Commission by telephone on July 8, 2025, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Redwood Managed Volatility Fund, Redwood Managed Municipal Income Fund, Redwood AlphaFactor® Tactical International Fund, and Redwood Systematic Macro Trend (“SMarT®”) Fund (each, a “Target Fund” and together, the “Target Funds”), each a series of Two Roads Shared Trust, into the Redwood Managed Volatility Fund, Redwood Managed Municipal Income Fund, Redwood AlphaFactor® Tactical International Fund, and Redwood Systematic Macro Trend (“SMarT®”) Fund (each, an “Acquiring Fund” and together, the “Acquiring Funds”), respectively, each a newly created series of the Registrant. This combined proxy statement/prospectus is referred to below as the “Proxy Statement.” The Target Funds and the Acquiring Funds are collectively referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a pre-effective amendment to the Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Accounting Comments

1.	Please confirm in correspondence that the semi-annual financial information will be updated in the Amendment and all applicable sections and hyperlinks will be updated. In addition, please confirm that an updated auditor consent will be provided.

Response: The Registrant confirms that the semi-annual financial information and all applicable sections and hyperlinks will be updated in the Amendment. In addition, the Registrant confirms that the Amendment will contain an updated auditor consent.

2.	Please explain the source for the fees and expenses presented for all Target Fund share classes. The Staff notes that the fees for each Acquiring Fund share class appear to correspond to the Form N-1A filing filed on March 20, 2025.

Response: The Registrant confirms that the source for the fees for all Target Fund share classes and Acquiring Fund share classes is as of April 30, 2025. Please see the revised fee tables in Appendix A attached hereto.

3.	Please update the fees to represent current fees in accordance with Item 3 in Form N-14.

Response: The Registrant has updated the fee tables to reflect information as of April 30, 2025. The Registrant believes that the fees presented in the fee tables represent current fees, as required by Item 3(a) of Form N-14. Please see the revised fee tables in Appendix A attached hereto.

4.	Please confirm in your correspondence filing whether the Adviser’s right of recoupment of fee waivers and expense reimbursements made with respect to the Target Funds will survive the Reorganization. If yes, please confirm such expenses will not be carried over to the merged entities.

Response: The Registrant confirms that Redwood will not seek recoupment of fees waived and expense reimbursement made by Redwood to the Target Funds prior to the Reorganizations.

5.	Please consider updating the capitalization table to reflect data from within 30 days of the filing of the Amendment or alternatively, confirm in correspondence that there have been no material changes to the capitalization table since the date reflected in the table.

Response: The Registrant has updated the capitalization table to reflect data as of June 30, 2025, and confirms that the updated capitalization table will be included in the Amendment. Please see the revised capitalization tables in Appendix B attached hereto.

6.	On page v of the Proxy Statement, it states “[s]ince October 31, 2024, the Redwood Managed Municipal Income Fund (Target Fund) has had no Class N Shares outstanding. The Redwood Managed Municipal Income Fund (Acquiring Fund) does not currently intend to offer Class N Shares.” Please include this footnote regarding Class N shares with respect to the Redwood Managed Municipal Income Fund as a footnote to the capitalization table.

Response: The Registrant has added the disclosure as a footnote to the capitalization table for the Redwood Managed Municipal Income Fund. Please see the revised capitalization table in Appendix B attached hereto.

Legal Comments

7.	In the Dear Shareholder letter included in the Proxy Statement, it states “[t]he Reorganizations are not expected to result in any increases in shareholder fees or expenses.” Please clarify in the disclosure if there will be any increase and if so, explain the increase.

Response: The Registrant has revised the disclosure as follows:

The Reorganizations are not expected to result in any increases in shareholder fees or expenses. The management fee of each Acquiring Fund is the same as the management fee of its corresponding Target Fund and, following the Reorganization, the net total annual fund operating expenses (after waiving fees and/or reimbursing expenses, as applicable) of each Acquiring Fund are expected to be the same as or lower than those of its corresponding Target Fund.

8.	In the Dear Shareholder letter included in the Proxy Statement, it states “[a]fter careful consideration, for the reasons discussed in the attached Proxy Statement/Prospectus, and based on the recommendation of the Target Funds’ investment adviser, Redwood, as well as in reliance upon certain representations and commitments made by Redwood to the Board, the Board has approved the Reorganizations and the solicitation of the Target Funds’ shareholders with respect to the Reorganization Agreement.” Please add that the Board unanimously approved the Reorganizations to be consistent with the disclosure contained in the Proxy Statement.

Response: The Registrant has revised the disclosure as follows:

After careful consideration, for the reasons discussed in the attached Proxy Statement/Prospectus, and based on the recommendation of the Target Funds’ investment adviser, Redwood, as well as in reliance upon certain representations and commitments made by Redwood to the Board, the Board has unanimously approved the Reorganizations and the solicitation of the Target Funds’ shareholders with respect to the Reorganization Agreement.

9.	Please add disclosure to the Dear Shareholder letter to indicate that the Board, including the independent trustees, unanimously recommends that shareholders of each Target Fund approve the Reorganization Agreement and the Reorganization.

Response: The Registrant acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. The Registrant believes that the current disclosure is appropriate.

10.	In the Notice of Special Meeting of Shareholders, please define June 16, 2025, as the “Record Date.”

Response: The Registrant has revised the disclosure as follows:

Only shareholders of record of the Target Funds at the close of business on June 16, 2025 (the “Record Date”), the record date for this Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any postponements or continuations after an adjournment thereof.

11.	In the Question and Answer regarding “How will each Reorganization work?”, please clarify that immediately after the Reorganization, each shareholder of the Target Fund will hold a number of full and fractional shares of the Acquiring Fund equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder’s shares of the Target Fund immediately prior to the Reorganization.

Response: The Registrant has revised the disclosure as follows:

Shareholders of the Target Fund will become shareholders of the Acquiring Fund, and immediately after the Reorganization each such shareholder will hold a number of full and fractional shares of the Acquiring Fund equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder’s shares of the Target Fund immediately prior to the Reorganization.

12.	In the Question and Answer regarding “How will each Reorganization work?”, please add to the footnote to the table that there are no investors in Class N shares of the Redwood Managed Municipal Income Fund (Target Fund).

Response: The Registrant has revised the table and footnote as follows:

The chart below indicates which Acquiring Fund share class you will receive in a Reorganization, depending on which Target Fund share class you currently own:

Trust		IMST II
Redwood Managed Volatility Fund		Redwood Managed Volatility Fund
Class I Shares Class N Shares Class Y Shares	→ → →	Class I Shares Class N Shares Class Y Shares
Redwood Managed Municipal Income Fund		Redwood Managed Municipal Income Fund
Class I Shares Class N Shares*	→	Class I Shares N/A*
Redwood AlphaFactor® Tactical International Fund		Redwood AlphaFactor® Tactical International Fund
Class I Shares Class N Shares	→ →	Class I Shares Class N Shares
Redwood Systematic Macro Trend (“SMarT®”) Fund		Redwood Systematic Macro Trend (“SMarT®”) Fund
Class I Shares Class N Shares	→ →	Class I Shares Class N Shares

*	Since October 31, 2024, there have been no investors in Class N Shares of the Redwood Managed Municipal Income Fund (Target Fund), and the Fund has ~~had~~no Class N Shares outstanding. The Redwood Managed Municipal Income Fund (Acquiring Fund) does not currently intend to offer Class N Shares.

13.	In the Question and Answer regarding “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of a Target Fund?”, please revise the disclosure to state that following the Reorganizations, the total gross annual fund operating fees and expenses of each Acquiring Fund, before any applicable waivers and/or expense reimbursements, are expected by the Adviser to be lower than those of the corresponding Target Fund.

Response: The Registrant has revised the disclosure as follows:

The management fee of each Acquiring Fund is the same as the management fee of tis corresponding Target Fund and, following the Reorganization, the net total annual fund operating fees (after waiving fees and/or reimbursing expenses, as applicable) of each Acquiring Fund are expected to be the same as of lower than those of the corresponding Target Fund.

14.	In the Question and Answer regarding “Who is paying for expenses related to the Special Meeting and the Reorganizations?”, please add disclosure that Redwood or any affiliate will bear the costs and expenses incurred in connection with the Reorganizations, whether or not the Reorganizations are consummated. Additionally, please disclose the estimated direct expenses to be incurred by Redwood.

Response: The Registrant confirms that the estimated direct expenses to be incurred by Redwood will be included in the definitive Proxy Statement.

15.	In the Question and Answer regarding “How do I cast my vote?”, please add disclosure that a proxy solicitor is to be used, as well as their contract and their costs.

Response: The Registrant has added the following disclosure:

Redwood has engaged Sodali & Co. to provide shareholder meeting services, including the distribution of this Proxy Statement and related materials to shareholders, as well as assist the Target Funds in soliciting proxies for the Special Meeting at an anticipated cost of approximately $108,481.

16.	Under “Comparison of Investment Restrictions”, please specify which fundamental investment policies apply to which Funds or make clear that the policies apply to all Funds.

Response: The Registrant notes that the table specifies that each fundamental policy applies to each Target Fund and each Acquiring Fund, except for the Names Policy, which applies only to the Redwood Managed Municipal Income Funds.

17.	In the comparison of non-fundamental investment restrictions, please specify which non-fundamental investment policies apply to which Funds or make clear that the policies apply to all Funds.

Response: The Registrant has revised the disclosure as follows:

The ~~Funds observe the following~~ non-fundamental investment restrictions applicable to each Target Fund and each Acquiring Fund are noted in the following table.

18.	Under “Distribution Fees” in the table in the “Distribution Fees, Shareholder Service Fees, Additional Payment to Broker-Dealers and Other Financial Intermediaries” section, please add for the Acquiring Funds that the Redwood Managed Municipal Income Fund does not intend to offer Class N shares.

Response: The Registrant has added the following disclosure:

The Redwood Managed Municipal Income Fund does not currently intend to offer Class N shares.

19.	Under “Shareholder Service Fees” in the table in the “Distribution Fees, Shareholder Service Fees, Additional Payments to Broker-Dealers and Other Financial Intermediaries” section, please disclose the fee rate for the Target Funds.

Response: The Registrant has revised the disclosure as follows:

The Target Funds may make payments to certain shareholder servicing agents, and such payments are referred to in the Target Funds’ financial statements as third party administrative service fees. Each Target Fund may pay a third party administrative service fee at an annual rate of up to 0.15% of its average daily net assets.

20.	Under “Background and Trustees’ Considerations Relating to the Proposed Reorganization”, please clarify why the Board considered the Reorganization in the first place (i.e., were the Funds losing assets or were there other issues?). Did the Board consider the Funds’ performance? If so, please add disclosure to the discussion.

Response: The Registrant confirms that the Board initially considered the Reorganization due to a proposal from Redwood, the adviser of each Target Fund and proposed adviser of each Acquiring Fund, that the Target Funds be reconstituted as series of IMST II. The Registrant notes this is disclosed in the first sentence of the section, “Background and Trustees’ Considerations Relating to the Proposed Reorganization” and considers the current disclosure to be sufficient as it also includes a discussion of the Adviser’s rationale for the Reorganizations. The Registrant also notes that the current disclosure states that the Board considered the historical performance of each Target Fund in determining whether to approve the Reorganization.

21.	In the sentence which reads, “[i]n reaching its decision to approve the Reorganizations, the Board concluded, in reliance upon the representations and commitments by Redwood to the Board, including with respect to actions taken or to be taken by Redwood, that the participation of the Target Funds in the Reorganizations is in the best interests of each Target Fund and that the interests of existing shareholders of each Target Fund would not be diluted as a result of the Reorganization”, please consider whether it would be appropriate to disclose such representations and commitments here.

Response: The Registrant has revised the disclosure as follows:

In reaching its decision to approve the Reorganizations, the Board concluded, in reliance upon the representations and commitments by Redwood to the Board, including with respect to actions taken or to be taken by Redwood, which include but were not limited to certain changes and enhancements to Redwood’s compliance program, that the participation of the Target Funds in the Reorganizations is in the best interests of each Target Fund and that the interests of existing shareholders of each Target Fund would not be diluted as a result of the Reorganization.

22.	In the disclosure regarding certain matters considered by the Board, please consider adding disclosure regarding any potential drawbacks or risks associated with the Reorganization to balance the disclosure regarding the expected benefits of the Reorganization.

Response: The Registrant has considered the Staff’s comment and has determined that the current disclosure is appropriate.

23.	In the disclosure regarding certain matters considered by the Board, it states that the Board considered possible alternatives to the Reorganization, including liquidation. Please clarify why the Board considered liquidation should the Reorganizations not be approved.

Response: The Registrant confirms that the Board considered liquidation, among other possible alternatives, in the normal course of business of considering the Reorganization.

24.	In the capitalization table, please confirm that the information is consistent with the most current pro forma financial statements. Please ensure that any adjustments are reflected in a footnote to the capitalization table.

Response: The Registrant has updated the capitalization tables and confirms that the information is consistent with the most current pro forma financial statements. The Registrant further confirms that the adjustments are reflected in a footnote to the capitalization table. Please see the revised capitalization tables in Appendix B attached hereto.

25.	IMST II has six trustees, two of whom are considered “interested persons” as that term is defined under the 1940 Act. Please explain how the IMST II board satisfies the conditions of Section 15(f).

Response: The Registrant confirms the IMST II board currently satisfies the relevant provision of Section 15(f). In particular, Section 15(f) requires that, during the three-year period following the transaction, at least 75% of the Fund’s board of trustees must not be “interested persons” of the investment adviser or predecessor investment adviser within the meaning of Section 2(a)(19) of the 1940 Act. None of the IMST II trustees are “interested persons” of Redwood, the Funds’ investment adviser.

26.	Under “Effect of Abstentions and Broker ‘Non-Votes’”, please revise the disclosure to describe that broker non-votes will not be counted as votes present or as votes cast at the meeting.

Response: The Registrant has revised the disclosure as follows:

For purposes of determining the presence of a quorum for transacting business at the Special Meeting, all proxies voted, including abstentions, will be counted toward establishing a quorum. Because the proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). Because the proposal is non-discretionary, the Trust does not expect to receive broker non-votes. Any broker non-votes received, however, will not be counted as votes present at the Special Meeting for purposes of determining quorum or as votes cast at the Special Meeting.

Assuming the presence of a quorum, abstentions ~~and broker “non-votes”~~ will have the effect of votes against the proposal. Abstentions will have no effect on the outcome of a vote on adjournment.

27.	The Statement of Additional Information (“SAI”) for the Acquiring Funds dated March 20, 2025, is incorporated by reference to the Proxy Statement SAI. Please add to the Acquiring Funds’ Investment Restrictions that each Fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

Response: On July 18, 2025, the Registrant filed an amended SAI for the Acquiring Funds which incorporates the requested disclosure.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

The Registrant intends to file the Amendment on July 18, 2025, and seek acceleration of the Amendment to July 21, 2025.

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Redwood Managed Volatility Fund (Target Fund)

Redwood Managed Volatility Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class N	Acquiring Fund Class N (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.45%	0.39%[1]
Acquired Fund Fees and Expenses	0.68%[2]	0.68%[3]
Total Annual Fund Operating Expenses	2.63%[4]	2.57%[5]
Fees Waived and/or Expenses Reimbursed	(0.15)% [6]	(0.15)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	2.48%[6]	2.42%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.09% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and in the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.16%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and in the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.16% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, front-end or contingent deferred loads, brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), expenses of other investment companies in which the Target Fund may invest, and extraordinary expenses such as litigation) will not exceed 1.92% of average daily net assets attributable to Class N shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.92% of the average daily net assets of Class N shares of the Acquiring Fund (the “Expense Limitation”). This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The operating expenses of the Acquiring Fund for the current fiscal year are expected to be below the Expense Limitation.

Redwood Managed Volatility Fund (Target Fund)

Redwood Managed Volatility Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class I	Acquiring Fund Class I (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.45%	0.39%[1]
Acquired Fund Fees and Expenses	0.68%[2]	0.68%[3]
Total Annual Fund Operating Expenses	2.38%[4]	2.32%[5]
Fees Waived and/or Expenses Reimbursed	(0.15)%[6]	(0.15)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	2.23%[4,6]	2.17%[5,7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.09% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and in the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.16%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and in the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.16% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, front-end or contingent deferred loads, brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), expenses of other investment companies in which the Target Fund may invest, and extraordinary expenses such as litigation) will not exceed 1.67% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.67% of the average daily net assets of Class I shares of the Acquiring Fund (the “Expense Limitation”). This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The operating expenses of the Acquiring Fund for the current fiscal year are expected to be below the Expense Limitation.

Redwood Managed Volatility Fund (Target Fund)

Redwood Managed Volatility Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class Y	Acquiring Fund Class Y (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.45%	0.39%[1]
Acquired Fund Fees and Expenses	0.68%[2]	0.68%[3]
Total Annual Fund Operating Expenses	2.38%[4]	2.32%[5,6]
Fees Waived and/or Expenses Reimbursed	(0.15)%[4]	(0.15)%5.6
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	2.23%[4]	2.17%[5,6]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.09% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and in the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.16%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and in the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.16% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.79% of the average daily net assets of Class Y shares of the Acquiring Fund (the “Expense Limitation”). This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The operating expenses of the Acquiring Fund for the current fiscal year are expected to be below the Expense Limitation.

Redwood Managed Municipal Income Fund (Target Fund)

Redwood Managed Municipal Income Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class I	Acquiring Fund Class I (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%	0.70%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.60%	0.27%[1]
Acquired Fund Fees and Expenses	0.68%[2]	0.68%[3]
Total Annual Fund Operating Expenses	1.98%[4]	1.65%[5]
Fees Waived and/or Expenses Reimbursed	(0.30)%[6]	0.00%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.68%[6]	1.65%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.06% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.10%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.10% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, front-end or contingent deferred loads, brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), expenses of other investment companies in which the Target Fund may invest, and extraordinary expenses such as litigation) will not exceed 1.00% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.00% of the average daily net assets of Class I shares of the Acquiring Fund. This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Redwood AlphaFactor® Tactical International Fund (Target Fund)

Redwood AlphaFactor® Tactical International Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class N	Acquiring Fund Class N (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.56%	0.40%[1]
Acquired Fund Fees and Expenses	0.29%[2]	0.29%[3]
Total Annual Fund Operating Expenses	2.00%[4]	1.84%[5]
Fees Waived and/or Expenses Reimbursed	(0.26)%[6]	(0.10)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.74%[6]	1.74%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.11% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.10%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.10% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Target Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.45% of average daily net assets attributable to Class N shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.45% of the average daily net assets of Class N shares of the Acquiring Fund. This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Redwood AlphaFactor® Tactical International Fund (Target Fund)

Redwood AlphaFactor® Tactical International Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class I	Acquiring Fund Class I (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.56%	0.40%[1]
Acquired Fund Fees and Expenses	0.29%[2]	0.29%[3]
Total Annual Fund Operating Expenses	1.75%[4]	1.59%[5]
Fees Waived and/or Expenses Reimbursed	(0.26)%[6]	(0.10)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.49%[6]	1.49%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.11% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.10%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.10% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Target Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.20% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.20% of the average daily net assets of Class I shares of the Acquiring Fund. This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Redwood Systematic Macro Trend (“SMarT®”) Fund (Target Fund)

Redwood Systematic Macro Trend (“SMarT®”) Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class N	Acquiring Fund Class N (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.49%	0.29%[1]
Acquired Fund Fees and Expenses	0.36%[2]	0.36%[3]
Total Annual Fund Operating Expenses	2.10%[4]	1.90%[5]
Fees Waived and/or Expenses Reimbursed	(0.19)%[6]	(0.00)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.91%[6]	1.90%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.11% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.13%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.13% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Target Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.55% of average daily net assets attributable to Class N shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.55% of the average daily net assets of Class N shares of the Acquiring Fund (the “Expense Limitation”). This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The operating expenses of the Acquiring Fund for the current fiscal year are expected to be below the Expense Limitation.

Redwood Systematic Macro Trend (“SMarT®”) Fund (Target Fund)

Redwood Systematic Macro Trend (“SMarT®”) Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Target Fund Class I	Acquiring Fund Class I (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.49%	0.29%[1]
Acquired Fund Fees and Expenses	0.36%[2]	0.36%[3]
Total Annual Fund Operating Expenses	1.85%[4]	1.65%[5]
Fees Waived and/or Expenses Reimbursed	(0.19)%[6]	(0.00)%[7]
Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses	1.66%[6]	1.65%[7]

[1]	The Acquiring Fund’s “Other Expenses”, which include 0.11% of shareholder service fees, have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[3]	The Acquiring Fund’s “Acquired Fund Fees and Expenses” have been estimated for the current fiscal year by Redwood; actual expenses may differ.

[4]	The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund. In addition, the fees and expenses shown in the table above and the Expense Example that follows include the Target Fund’s share of the fees and expenses of an affiliated fund in which the Target Fund invests. However, to avoid charging duplicative fees, Redwood voluntarily waives and/or reimburses the Target Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. During the six months ended April 30, 2025, the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund was 0.13%. The amount of this waiver/reimbursement will fluctuate depending on the Target Fund’s daily allocations to the underlying affiliated fund.

[5]	The fees and expenses shown in the table above and the Expense Example that follows include the Acquiring Fund’s share of the estimated fees and expenses of an affiliated fund in which the Acquiring Fund will invest. However, to avoid charging duplicative fees, Redwood will voluntarily waive and/or reimburse the Acquiring Fund’s management fee with respect to the amount of its net assets invested in such underlying affiliated fund. The Acquiring Fund estimates the amount waived and/or reimbursed by Redwood with respect to investments in the underlying affiliated fund will be 0.13% for the current fiscal year. The amount of this waiver/reimbursement will fluctuate depending on the Acquiring Fund’s daily allocations to the underlying affiliated fund.

[6]	Redwood has contractually agreed to reduce the Target Fund’s fees and/or absorb expenses of the Target Fund until at least March 1, 2026, to ensure that total annual Fund operating expenses after expense waiver and reimbursement (exclusive of any taxes, short selling expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Target Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.30% of average daily net assets attributable to Class I shares. This agreement may be terminated by the Target Fund’s Board of Trustees on 60 days’ written notice to Redwood. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within three years of when the amount was waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits as well as any expense limitation that was in effect at the time the reimbursement was made.

[7]	Redwood has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.30% of the average daily net assets of Class I shares of the Acquiring Fund (the “Expense Limitation”). This agreement is in effect for a period of two years from the date of the Reorganization of the Target Fund, and it may be terminated before that date only by IMST II’s Board of Trustees. Redwood is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The operating expenses of the Acquiring Fund for the current fiscal year are expected to be below the Expense Limitation.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. The example reflects contractual fee waiver and/or expense reimbursements only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

Redwood Managed Volatility Fund	One Year	Three Years	Five Years	Ten Years
Target Fund – Class N Shares	$251	$803	$1,382	$2,953
Acquiring Fund - Class N Shares (Pro forma)	$245	$785	$1,352	$2,894
Target Fund - Class I Shares	$226	$728	$1,257	$2,705
Acquiring Fund - Class I Shares (Pro forma)	$220	$710	$1,227	$2,644
Target Fund – Class Y Shares	$226	$728	$1,257	$2,705
Acquiring Fund – Class Y Shares (Pro forma)	$220	$710	$1,227	$2,644

Redwood Managed Municipal Income Fund	One Year	Three Years	Five Years	Ten Years
Target Fund - Class I Shares	$171	$592	$1,040	$2,282
Acquiring Fund - Class I Shares (Pro forma)	$168	$520	$897	$1,955

Redwood AlphaFactor® Tactical International Fund	One Year	Three Years	Five Years	Ten Years
Target Fund – Class N Shares	$177	$602	$1,054	$2,306
Acquiring Fund - Class N Shares (Pro forma)	$177	$569	$986	$2,150
Target Fund - Class I Shares	$152	$526	$925	$2,041
Acquiring Fund - Class I Shares (Pro forma)	$152	$492	$856	$1,881

Redwood Systematic Macro Trend (“SMarT®”) Fund	One Year	Three Years	Five Years	Ten Years
Target Fund – Class N Shares	$194	$640	$1,111	$2,416
Acquiring Fund - Class N Shares (Pro forma)	$193	$597	$1,026	$2,222
Target Fund - Class I Shares	$169	$563	$983	$2,154
Acquiring Fund - Class I Shares (Pro forma)	$168	$520	$897	$1,955

Appendix B

The following table sets forth the unaudited capitalization of each Target Fund as of June 30, 2025, and the pro forma capitalization of each Acquiring Fund as if the Reorganization had occurred on such date. The following is for informational purposes only. No assurance can be given as to how many shares of the Acquiring Fund will be received by the shareholders of the Target Fund on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of the Acquiring Fund that actually will be received on or after such date.

Redwood Managed Volatility Fund (Target Fund)/ Redwood Managed Volatility Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class N Shares	$387,919.57	$11.30	34,329.472
Acquiring Fund Class N Shares (Pro forma)	$387,919.57	$11.30	34,329.472

Redwood Managed Volatility Fund (Target Fund)/ Redwood Managed Volatility Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class I Shares	$101,572,927.80	$11.03	9,205,633.347
Acquiring Fund Class I Shares (Pro forma)	$101,572,927.80	$11.03	9,205,633.347

Redwood Managed Volatility Fund (Target Fund)/ Redwood Managed Volatility Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class Y Shares	$3,088,021.29	$11.23	274,988.668
Acquiring Fund Class Y Shares (Pro forma)	$3,088,021.29	$11.23	274,988.668

Redwood Managed Municipal Income Fund (Target Fund)*/ Redwood Managed Municipal Income Fund (Acquiring Fund)*
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class I Shares	$109,928,544.44	$13.07	8,411,828.809
Acquiring Fund Class I Shares (Pro forma)	$109,928,544.44	$13.07	8,411,828.809

* Since October 31, 2024, the Redwood Managed Municipal Income Fund (Target Fund) has had no Class N Shares outstanding. The Redwood Managed Municipal Income Fund (Acquiring Fund) does not currently intend to offer Class N Shares.

Redwood AlphaFactor® Tactical International Fund (Target Fund)/ Redwood AlphaFactor® Tactical International Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class I Shares	$149,713,779.62	$12.99	11,525,566.465
Acquiring Fund Class I Shares (Pro forma)	$149,713,779.62	$12.99	11,525,566.465

Redwood Systematic Macro Trend (“SMarT®”) Fund (Target Fund)/ Redwood Systematic Macro Trend (“SMarT®”) Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class N Shares	$257.14	$16.55	15.539
Acquiring Fund Class N Shares (Pro forma)	$257.14	$16.55	15.539

Redwood Systematic Macro Trend (“SMarT®”) Fund (Target Fund)/ Redwood Systematic Macro Trend (“SMarT®”) Fund (Acquiring Fund)
	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund Class I Shares	$188,706,676.49	$15.76	11,975,191.291
Acquiring Fund Class I Shares (Pro forma)	$188,706,676.49	$15.76	11,975,191.291